UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 13, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	13 February 2019

Release Number	04/19

Conventional petroleum update

BHP approves Atlantis Phase 3 project

The BHP Board has today approved US$696 million (BHP share) in funding to develop the Atlantis Phase 3 project in the US Gulf of Mexico. This follows sanction by BP, as the Operator, of the Atlantis Phase 3 project, announced in January 2019.

Atlantis Phase 3 is located in the deepwater Gulf of Mexico, approximately 130 miles (208 kilometres) off the coast of Louisiana. The Project is a subsea tie back of eight new production wells that will be drilled and completed to access infill resource opportunities. It will take advantage of existing infrastructure, production ullage and marketing agreements. First production is expected in the 2020 calendar year and is estimated to increase production by ~38,000 barrels of oil equivalent per day (boe/d) gross at its peak.

BHP President Operations Petroleum, Steve Pastor, said: “The Atlantis Phase 3 project provides a competitive opportunity to deliver on our strategy to grow resources in Tier 1 conventional deepwater assets. The project will further expand the Atlantis field and will provide cost-efficient, near term volumes.”

BHP holds a 44 per cent interest in the Atlantis field. BP holds a 56 per cent interest.

BHP approves funding for additional Trion appraisal well

The BHP Board has today also approved US$256 million in funding to drill an additional appraisal well (3DEL) and perform further studies in the Trion field in Mexico, to further delineate the scale and characterisation of the resource.

The primary objectives of the 3DEL appraisal well and studies are to confirm the volume and composition of hydrocarbons near the crest of the Trion structure, and study the viability of development of the Trion field. The approved funds are within the forecast BHP exploration and appraisal expenditure budget.

“A further appraisal well at Trion, following the recent encouraging results at the 2DEL appraisal well, reduces investment risk and adds value to this project. If Trion is determined to be commercial, these funds will also provide an option to potentially accelerate development of Trion” said Mr Pastor.

The 3DEL appraisal well is expected to be drilled in the second half of the 2019 calendar year.

BHP holds a 60 per cent interest (and operatorship) in Trion. PEMEX holds a 40 per cent interest.

Further information on BHP can be found at bhp.com

Media Relations

Email: media.relations@bhp.com

Australia and Asia

Gabrielle Notley

Tel: +61 3 9609 3830 Mobile: +61 4 1107 1715

United Kingdom and South Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

North America

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Investor Relations

Email: investor.relations@bhp.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

United Kingdom and South Africa

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: February 13, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary